UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

STOKE THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

86150R107

(CUSIP Number of Class of Securities)

Edward M. Kaye, M.D.

Chief Executive Officer

Stoke Therapeutics, Inc.

45 Wiggins Avenue

Bedford, Massachusetts 01730

(781) 430-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Stephen J. Tulipano Chief Financial Officer Stoke Therapeutics, Inc. 45 Wiggins Avenue Bedford, Massachusetts 01730 (781) 430-8200	Effie Toshav, Esq. Robert A. Freedman, Esq. Julia Forbess, Esq. Fenwick & West LLP 555 California Street San Francisco, California (415) 875-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 3”), is filed by Stoke Therapeutics, Inc., a Delaware corporation (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on November 2, 2023, as amended on November 9, 2023 and November 17, 2023 (together with any such amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to an offer by the Company to certain employee optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for an award of restricted stock units of the Company, upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for New Restricted Stock Units dated November 2, 2023 (the “Exchange Offer”), attached as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

This Amendment No. 3 is being filed solely to amend “Item 4. Terms of the Transaction” to reflect the final results of the Exchange Offer under the caption “Material Terms.” Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO and the Exchange Offer.

Amendment to the Schedule TO

In Item 4 “Terms of the Transaction”, the response to Item 4(a) “Material Terms” is amended and supplemented to add the following information:

The Exchange Offer expired on December 1, 2023 at 11:59 p.m. Eastern Time. A total of approximately 88 Eligible Employees participated in the Exchange Offer. Pursuant to the terms and conditions of the Exchange Offer, the Company accepted for exchange Eligible Options to purchase a total of 2,912,622 shares of the Company’s common stock, representing approximately 71% of the total shares of the Company’s common stock underlying the Eligible Options. All surrendered options were cancelled effective as of the expiration of the Exchange Offer, and promptly thereafter, in exchange therefor, the Company granted a total of 730,602 New RSUs, pursuant to the terms of the Exchange Offer and the 2019 Plan. The vesting terms of the RSUs are described in detail in the Exchange Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STOKE THERAPEUTICS, INC.

By:	/s/ Stephen J. Tulipano
Stephen J. Tulipano
Chief Financial Officer

Dated: December 5, 2023